EXHIBIT 99.16

Recent Developments

Harmonized Sales Tax (HST)

On May 25, 2011 the BC government announced plans to reduce the rate of the provincial portion of the HST and implement other tax reforms and one-time payments should British Columbians vote in favour of keeping the HST through the referendum scheduled to be held this summer.  This referendum is to be conducted by mail-in ballot, with the ballots due by July 22, 2011 and with the results of the referendum expected to be tabulated and announced by Elections BC in August.  On June 10, 2011, Canada Post locked out the postal employees.  Elections BC and Canada Post have had discussions on ways to mitigate the disruption in postal service.  Although no changes to the referendum timetable are being contemplated at this time, the Chief Electoral Officer has the authority to extend the voting period or change the dates due to extraordinary circumstances.

The reforms include a reduction to the provincial portion of the HST from 7% to 6% on July 1, 2012 (which, if the federal rate remains the same, will result in a 11% combined Federal/Provincial rate) and a further reduction of the provincial portion of the HST to 5% on July 1, 2014 (which, if the federal rate remains the same, will result in a 10% combined Federal/Provincial rate).  To moderate the impact of this decrease in provincial revenues from HST, the general corporate income tax rate will increase from 10% to 12% on January 1, 2012 and the small business tax rate reduction planned for April 1, 2012 will be postponed until the fiscal situation allows for reductions.  Additional one-time transitional payments will be provided in 2011/12 to families with children and to low and modest income seniors.

These measures, which will come into effect if the outcome of the referendum supports the continuation of the HST, were approved by the BC legislative assembly through a motion on May 31, 2011.  In addition, the federal government enacted regulations on June 9, 2011 to adopt these HST rate changes if the outcome of the referendum supports the continuation of the HST.  The estimated $200 million cost of one-time transitional payments to families with children and to low and modest income seniors is expected to be funded from the 2011/12 Contingencies Vote ($603 million voted appropriation).

The BC government has estimated the preliminary impacts on its 3 year fiscal plan for both possible outcomes of the HST referendum.  “Scenario 1”, which includes the tax reforms and one-time payments described above, reflects the potential impacts should the vote be in support of continuing the HST, and “Scenario 2” reflects the potential impacts should the vote not be in support of continuing the HST.

Following is a summary of the impacts of the two scenarios compared to the Budget 2011 Fiscal Plan.

Under Scenario 1:

Retain the HST, with a two-stage rate reduction to a combined federal/provincial HST rate of 10 per cent by July 1, 2014. The estimated net impacts to the Budget 2011 Fiscal Plan are:

•      Year 2011/12: $156 million gain resulting in a $769 million deficit

•      Year 2012/13: $6 million loss resulting in a $434 million deficit

•      Year 2013/14: $239 million loss resulting in a $64 million deficit.

Given the legislated requirement to balance the budget in 2013/14, the development of a management plan to eliminate the estimated $64-million deficit in that year may be required.  Options include, but are not limited to, reducing the Forecast Allowance ($350 million) or the Contingencies Vote ($453 million) included in the 2013/14 forecast.

Under Scenario 2:

Extinguish the HST and return to a two-tax system with the PST rate at 7 per cent and the GST rate at 5 per cent in 2013/14.  The estimated net impacts to the Budget 2011 Fiscal Plan are:

•      Year 2011/12: $1,641 million loss resulting in a $2,566 million deficit

•      Year 2012/13: $103 million loss resulting in a $543 million deficit

•      Year 2013/14: $531 million loss resulting in a $356 million deficit.

If the referendum outcome supports returning to a Provincial Sales Tax (PST) system, the $1.6 billion in HST transition payments received by the BC government from the federal government are subject to repayment, which repayment is assumed would take place in fiscal 2011/12 and results in the large negative fiscal plan impact seen in that year.  Given the legislated requirement to balance the budget in 2013/14, the development of a management plan to eliminate the estimated $356-million deficit in that year may be required.  Options include, but are not limited to, reducing the Forecast Allowance ($350 million) or the Contingencies Vote ($453 million) included in the 2013/14 forecast.  Under Scenario 2, the BC government expects the net loss to the Province’s fiscal plan to increase over time, reflecting weaker economic performance and a less robust sales tax base under a PST/GST regime compared to an HST system.

References to $ in this statement are to Canadian dollars.